                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K


     /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                   For the fiscal year ended December 24, 1999

    / /     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from _________ to _________.

                         Commission file number: 1-5837

                       THE MECHANICAL UNIONS SAVINGS TRUST
                              (Exact name of plan)

                             135 Morrissey Boulevard
                                  P.O. Box 2378
                              Boston, MA 02107-2378
                                (Address of plan)

                           THE NEW YORK TIMES COMPANY
                             (Exact name of issuer)

                               229 West 43d Street
                               New York, NY 10036
                (Address of issuer's principal executive office)

The following financial statements are included in this Report:

Report of independent public accountants, including:

         A statement of net assets available for plan benefits as of December 24, 1999, and December 24, 1998.

         Statement of changes in net assets available for plan benefits for each of the years ending December 24, 1999, December 24, 1998 and December 24, 1997.

         Notes to financial statements.

         Schedule I - Supplemental schedule of investments as of December 24, 1999.

         Schedule II - Supplemental schedule of reportable transactions for the year ended December 24, 1999.

         Schedule III - Supplemental schedule of changes in net assets by account for the year ended December 24, 1999.

Signatures

      The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      MECHANICAL UNIONS SAVINGS TRUST

                                      By /s/ Marilyn A. Kelly
                                         ----------------------------
                                             Marilyn A. Kelly
                                             Administrative Trustee


Dated: June 22, 2000

                         MECHANICAL UNIONS SAVINGS TRUST

                           FINANCIAL STATEMENTS AS OF
                                DECEMBER 24, 1999
                         TOGETHER WITH AUDITOR'S REPORT

                                TABLE OF CONTENTS



     Independent Auditor's Report ............................ Page 1

     Statements of Net Assets Available for Plan Benefits ....      2

     Statements of Changes in Net Assets Available for
       Plan Benefits .........................................      3

     Notes to Financial Statements ...........................  4 - 8

     Schedule I - Assets Held for Investment Purposes ........      9

     Schedule II - Schedule of Reportable
       Transactions ..........................................     10

     Schedule III - Schedule of Changes in Net Assets
       by Account ............................................     11

                                JAMES J. GARRITY
                           CERTIFIED PUBLIC ACCOUNTANT
                                  P.O. BOX 448
                               733 NEPONSET STREET
                          NORWOOD, MASSACHUSETTS 02062
                         (781) 769-5522 o (FAX) 769-4061



                          INDEPENDENT AUDITOR'S REPORT



     To the Administrative Trustees of the
     Mechanical Unions Savings Trust:

     I have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Mechanical Unions Savings Trust (the Plan) as of December 24, 1999 and 1998 and 1997, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's trustees. My responsibility is to express an opinion on these financial statements and schedules based on my audits.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 24, 1999 and 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

     My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of investments, reportable transactions and changes in net assets by account, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in my audits of the basic financial statements and, in my opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




     Norwood, Massachusetts
     June 9, 2000

                         MECHANICAL UNIONS SAVINGS TRUST

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                     December 24,    December 24,     December 24,
                                         1999           1998             1997
                                         ----           ----             ----

    ASSETS:
      Investments, at contract or
        market value
      Fixed Interest Fund            $ 5,262,415     $ 7,576,807     $ 8,300,281
      Growth Stock Fund               13,956,020      11,353,508       9,166,960
      Diversified Bond Fund              803,563         811,298         507,662
      Money Market Fund                4,364,385       1,899,317       1,089,059
      Indexed Stock Fund               8,115,439       6,650,804       4,838,198
      Government Securities Fund         464,021         502,822         470,533
      Balanced Fund                    2,897,194       3,714,642       3,304,552
      New York Times Stock Fund          873,052         741,157         731,062
      Aggressive Growth Fund           3,284,622       2,228,337       1,608,232
      Select International
        Equity Fund                    1,277,143         903,371         652,442
      Fidelity Advisor Equity
        Growth Fund                    7,619,357       4,741,131       2,599,553
                                     -----------     -----------     -----------



NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                           $48,917,211     $41,123,194     $33,268,534
                                     ===========     ===========     ===========

















              The accompanying notes are an integral part of these
                              financial statements.

                         MECHANICAL UNIONS SAVINGS TRUST

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS

                              For the years ended,

                                 December 24,    December 24,     December 24,
                                     1999           1998              1997
                                     ----           ----              ----


ADDITIONS TO  NET ASSETS

Investment income
    Net realized/unrealized
     gains(losses)               $ 7,726,555     $ 5,588,753     $ 3,853,830
    Interest income                  347,349         507,402         461,363
                                 -----------     -----------     -----------

                                   8,073,904       6,096,155       4,315,193
                                 -----------     -----------     -----------
Contributions
    Employer                         227,825          63,700         109,200
    Employee                       3,989,417       4,314,469       3,892,736
                                 -----------     -----------     -----------

                                   4,217,242       4,378,169       4,001,936
                                 -----------     -----------     -----------

     Total Additions to
       Net Assets                 12,291,146      10,474,324       8,317,129
                                 -----------     -----------     -----------

DEDUCTIONS FROM NET ASSETS

Participants distributions         4,443,586       2,574,868       1,585,033
Contractual and professional
  fees                                53,543          44,796          43,673
Transfers to other plans                  --              --           7,451
                                 -----------     -----------     -----------

    Total Deductions from
     Net Assets                    4,497,129       2,619,664       1,636,157
                                 -----------     -----------     -----------

       Net Increase                7,794,017       7,854,660       6,680,972

NET ASSETS AVAILABLE FOR
  PLAN BENEFIT

  Beginning of year               41,123,194      33,268,534      26,587,562
                                 -----------     -----------     -----------

  End of year                    $48,917,211     $41,123,194     $33,268,534
                                 ===========     ===========     ===========











              The accompanying notes are an integral part of these
                              financial statements.

                         MECHANICAL UNIONS SAVINGS TRUST

                          NOTES TO FINANCIAL STATEMENTS

                                December 24, 1999



NOTE A - DESCRIPTION OF THE PLAN

The Mechanical Unions Savings Trust (the Plan) is a defined contribution plan established under the collective bargaining agreement between the Globe Newspaper Company, Wilson Tisdale Company (the Company) and nine Mechanical Unions. The Plan became effective on January 1, 1989, was last amended December 12, 1997 and is available to all employees of the participating unions who meet the eligibility requirements. It is intended that the Plan qualify under Section 401(k) of the Internal Revenue Code.

The pension committee, comprised of the plan trustees, serves as the plan administrator. Three union representatives and three representatives of the Company make up the plan trustees.

The Plan's assets are held by Allmerica Financial and are invested under a group annuity contract.

All expenses incurred in the administration of the Plan are paid by the participants.

ELIGIBILITY

To be eligible to participate in the Plan, an employee must be at least 21 years of age and a member of one of the nine Mechanical Unions participating in the Plan, and must have worked at least 1,000 hours during the previous 12-month period.

CONTRIBUTIONS

Participants may elect to contribute up to 20% of their total compen-sation per plan year. Employee contributions under the Plan are tax-deferred and subject to certain limitations, as defined under the plan agreement.

INVESTMENTS

Plan participants may direct the investment of their account balances in any of the following eleven investment options:

1.  FIXED INTEREST FUND
    This fund invests primarily in investment grade fixed-income securities with emphasis on public bonds, private placements and commercial mortgages. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to guarantee a specific rate of interest while also guaranteeing contributions against investment loss. Amounts invested in this fund are allocated to First Allmerica's General Account. The General Account is an investment account established and maintained for

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 24, 1999



NOTE A - DESCRIPTION OF THE PLAN - (Continued)

1.  FIXED INTEREST FUND (CONTINUED)
    all assets of First Allmerica Financial Life Insurance Company not specifically directed to other investment funds, and, as such, is subject to the general creditors of First Allmerica Financial Life Insurance Company.

2.  GROWTH STOCK FUND
    This fund invests primarily in common stocks and other equity-type investments, and is managed by Miller, Anderson & Sherrerd. The fund's primary objective is to produce above-average performance results relative to the broad stock market averages. Neither the principal nor investment earnings are guaranteed under this fund.

3.  DIVERSIFIED BOND FUND
    This fund invests primarily in publicly traded, fixed-income securities such as bonds, notes and debentures. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to maximize total return. Neither the principal nor investment earnings are guaranteed under this fund.

4.  MONEY MARKET FUND
    This fund invests primarily in money market instruments that mature in less than one year, including but not limited to government securities, certificates of deposit, bankers acceptances and commercial paper. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to obtain the most current income possible while preserving principal and allowing you access to fund. Neither the principal nor investment earnings are guaranteed under this fund.

5.  INDEXED STOCK FUND
    This fund's primary objective is to match the total return of the Standard & Poor's 500 Composite Stock Price Index as closely as possible by investing in more than three-quarters of the Index's stocks. (The "Standard and Poor's 500 Composite Stock Price Index" is a registered trademark of Standard & Poor's Corporation, which neither sponsors nor is affiliated with this fund.) This fund is managed by Allmerica Asset Management, Inc. Neither the principal nor investment earnings are guaranteed under this fund.

6.  GOVERNMENT SECURITIES FUND
    This fund invests primarily in debt securities issued or guaranteed by the U.S. government or its agencies, and is managed by Allmerica Asset Management, Inc. The fund's primary objective is to maximize income. Neither the principal nor investment earnings are guaranteed under this fund.

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 24, 1999



NOTE A - DESCRIPTION OF THE PLAN - (Continued)

7.  BALANCED FUND
    This fund invests primarily in traditional stocks, bonds and cash equivalents, and is managed by Standish, Ayer & Wood. The fund's primary objective is to provide a balanced investment comprised of a well-diversified portfolio of stocks and bonds that will produce both capital growth and current income. Neither the principal nor investment earnings are guaranteed under this fund.

8.  NEW YORK TIMES STOCK FUND

    Under this option, your account is invested in common stock of the New York Times Company, as offered in Allmerica's Separate Investment Accounts. Minimum share blocks of 100 are purchased by the Account for their fair market value with any other amounts invested in cash or cash equivalents. As a stockholder, you are investing in the Company. Neither the principal nor any investment earnings are guaranteed under this option. This investment account accepted no new contributions after October 1, 1993.

9.  AGGRESSIVE GROWTH FUND

    This fund invests primarily in common stock and other equity-type investments, and is managed by Nicholas-Applegate Capital Management. The fund's primary objective is to provide strong investment returns by investing in small to medium-sized emerging growth companies. Neither the principal nor investment earnings are guaranteed under this fund.

10. SELECT INTERNATIONAL EQUITY FUND

    This fund invests primarily in common stocks and other equity-type investments of established non-U.S. companies, and is managed by Bank of Ireland Asset Management. The fund's objective is to seek strong returns in companies expected to benefit from global economic trends. Neither the principal nor investment earnings are guaranteed under this fund.

11. FIDELITY ADVISOR EQUITY GROWTH FUND

    This fund invests primarily in common stocks and other equity-type investments of companies with above average growth characteristics, and is managed by Fidelity Investments. The fund's objective is to seek companies with above average growth characteristics such as sales and earnings. Neither the principal nor investment earnings are guaranteed under this fund.

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 24, 1999



NOTE A - DESCRIPTION OF THE PLAN - (Continued)

VESTING

Participants are 100% vested in their contributions and any earnings on their investment account balances.

IN-SERVICE WITHDRAWALS

A participant may withdraw his contributions prior to age 59-1/2 solely in the event of financial hardship. Determinations of financial hardship shall be made by the plan administrator based on the criteria listed in the plan agreement (conforming with Internal Revenue Service regulations). If a hardship withdrawal is taken the participant will be suspended from making salary savings contributions to this or any other plan maintained by his employer for one year. After age 59 1/2, even if still employed, a participant may request a withdrawal for any reason. Contributions to the plan are not required to be suspended in this situation.

TERMINATION OF EMPLOYMENT

If a participant terminates employment due to death, disability or retirement (as defined in the plan agreement), the account becomes 100% distributable. Distribution is made in a lump-sum payment equal to the value of the participant's account.

PLAN AMENDMENT

Effective for the fiscal year beginning January 1, 1997 the trustees have amended the plan by adopting a fiscal year ending December 24 and commencing December 25.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING ISSUES

CLASSIFICATION CHANGE

A participant may transfer his account balance to another plan sponsored by the Company if, upon a job classification change, the participant is no longer an eligible employee of the plan.

BASIS OF ACCOUNTING

The accompanying financial statements are prepared using the accrual basis of accounting. All investments are stated at market value or cost plus carrying value (contract value) for the Guaranteed Investment Account. Contract value at December 24, 1999 and 1998 and 1997 approximates market value.

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 24, 1999



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING ISSUES (Continued)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE C - TAX STATUS

The Plan obtained its latest determination letter on January 8, 1993, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code, and is, therefore, exempt from federal income taxes.


NOTE D - EMPLOYER CONTRIBUTION

Beginning in fiscal year 1999 the employer has agreed to make annual minimum contribution of $750 per participant to all participants eligible at the commencement of each plan fiscal years. Contributions in the amount of $227,825, $63,700, and $109,200 were made for the 1999-1998-1997 plan years respectively.

NOTE E - SUBSEQUENT EVENT

On January 19,2000 the Trustees voted to transfer all investments to Putnam Investments. Investment alternatives and characteriz- ations will be substantially identical to the Allmerica Financial Group Annuity contract. It is anticipated that such transfer will be effective in July 2000.

                         MECHANICAL UNIONS SAVINGS TRUST
                                                             SCHEDULE I
                                    LINE 27a
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             as of December 24, 1999
                                                            04-1371160


(a)  (b) IDENTITY OF ISSUES (c) DESCRIPTION               (d)Cost       (e)Current
                                                                           Value
      Allmerica Financial: Fixed Interest
        Fund-
           #G05-003, 7.65%, due 06/30/00              $ 1,018,545      $ 1,018,545
           #G05-005, 5.35%, due 12/31/99                  508,672          508,672
           #G05-008, 5.40%, due 12/31/00                  813,264          813,264
           #G05-009, 5.55%, due 06/30/01                  533,550          533,550
           #G05-010, 5.20%, due 12/31/01                  297,753          297,753
           #G05-011, 4.80%, due 08/30/01                1,517,587        1,517,587
           #G05-012, 4.00%, due 12/31/02                  573,044          573,044
                                                      -----------      -----------


             Total guaranteed accumulation
               funds                                  $ 5,262,415      $ 5,262,415
                                                      -----------      -----------


      INVESTMENT ACCOUNTS
      -------------------
      Allmerica Financial:
       Growth Stock Fund - 759,552 units                               $13,956,020
       Diversified Bond Fund - 88,150 units                                803,563
       Money Market Fund - 1,097,034 units                               4,364,385
       Indexed Stock Fund - 1,101,832 units                              8,115,439
       Government Securities Fund - 29,526 units                           464,021
       Balanced Fund - 127,252 units                                     2,897,194
       Aggressive Growth Fund - 132,586 units                            3,284,622
       Select International Equity Fund - 64,239 units                   1,277,143
       Fidelity Advisor Equity Growth Fund -  238,281 units              7,619,357
       New York Times Stock Fund - 15,038 units                            873,052
                                                                       -----------

            Total investment accounts                                  $43,654,796
                                                                       -----------
            Total investments                                          $48,917,211
                                                                       ===========







              The accompanying notes are an integral part of these
                              financial statements.

                         MECHANICAL UNIONS SAVINGS TRUST
                                                              SCHEDULE II
                                    LINE 27d
                    SCHEDULE OF REPORTABLE (5%) TRANSACTIONS

                      For the year ended December 24, 1999
                                                                    04-1371160



                         Description of             Total Cost      Total Sales
Description of Assets     Transactions             of Purchases       Proceeds
---------------------    --------------            ------------     -----------

   Fixed interest funds
    Interest rates
     4.00% - 7.65%        497 sales                                 $ 2,987,902

   Fidelity advisor
    equity
     Growth Stock Fund    143 purchases           $ 2,067,635

   Money Market Fund      102 purchases           $ 3,663,668



























              The accompanying notes are an integral part of these
                              financial statements.

                         MECHANICAL UNIONS SAVINGS TRUST
                  SCHEDULE OF CHANGES IN NET ASSETS BY ACCOUNT

                       For the Year ended December 24,1999


                              Balance        Add                                                                         Balance
                             Beginning    (Deduct)    Participant     Employer    Participant  Participant                end of
         Fund Name            of year     Transfers   Contribution  Contribution  Distribution   Earnings     Fees         year

Growth Stock Fund            $11,353,508     (658,858)     900,307    25,486     (576,179)    2,924,769    (13,013)   $13,956,020

Diversified Bond Fund        $   811,298      (20,821)      89,005     2,175      (74,902)       (2,479)      (713)   $   803,563

Money Market Fund            $ 1,899,317    2,516,278      349,055   113,444     (663,215)      152,438     (2,932)   $ 4,364,385

Indexed Stock Fund           $ 6,650,804      104,680      704,698    15,415     (690,674)    1,337,388     (6,872)   $ 8,115,439

Aggressive Growth Fund       $ 2,228,337     (171,993)     396,088    18,065      (91,988)      910,428     (4,315)   $ 3,284,622

International Equity Fund    $   903,371        5,886      144,565     4,395      (51,526)      271,728     (1,276)   $ 1,277,143

Fidelity Growth Fund         $ 4,741,131      667,484      779,106    19,653     (483,170)    1,901,587     (6,434)   $ 7,619,357

Government Securities Fund   $   502,822         (802)      28,954     1,025      (70,016)        2,656       (618)   $   464,021

Balanced Fund                $ 3,714,642     (473,846)     299,290     8,500     (662,062)       13,984     (3,314)   $ 2,897,194

NY Times Fund                $   741,157      (13,599)         -0-       -0-      (77,791)      223,799       (514)   $   873,052

Fixed Income Funds           $ 7,576,806   (1,954,409)     298,350    19,667   (1,002,063)      337,606    (13,542)   $ 5,262,415

Total                        $41,123,193          -0-    3,989,418   227,825   (4,443,586)    8,073,904    (53,543)   $48,917,211





                     THE ACCOMPANYING NOTES ARE AN INTEGRAL
                       PART OF THESE FINANCIAL STATEMENTS.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT




THE NEW YORK TIMES COMPANY:


      I consent to the incorporation by reference in Registration Statement No. 33-50459 on Form S-8 of my report dated June 9, 2000, on my audit of the financial statements and supplemental schedules of the Mechanical Unions Savings Trust as of December 24, 1999 and 1998 and 1997 and for years then ended, which report is included in this Annual Report on Form 11-K.



   /s/ James J. Garrity CPA
------------------------------------
JAMES J. GARRITY, CPA



Norwood, Massachusetts
June 9, 2000